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                             June 4, 2020

       Dean Huge
       Chief Financial Officer
       Canfield Medical Supply, Inc.
       1314 E. Las Olas Boulevard, Suite 221
       Fort Lauderdale, FL 33301

                                                        Re: Canfield Medical
Supply, Inc.
                                                            Preliminary
Information Statement on Schedule 14C
                                                            Filed May 28, 2020
                                                            File No. 000-55114

       Dear Mr. Huge:

                                                        We have limited our
review of your filing to the issue addressed in our comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Information Statement on Schedule 14C filed May 28, 2020

       General

   1. We note that in connection with entering into your plan of merger with Splash Beverage, you also agreed to
transfer to Mr. Michael West your existing home health services business. Please tell
us whether that transaction has occurred. If so, please also provide us your analysis of
whether you were required to obtain shareholder approval for it and file a proxy or
information statement.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Dean Huge
Canfield Medical Supply, Inc.
June 4, 2020
Page 2

        Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397 with any questions.



                                                          Sincerely,
FirstName LastNameDean Huge
                                                          Division of
Corporation Finance
Comapany NameCanfield Medical Supply, Inc.
                                                          Office of
Manufacturing
June 4, 2020 Page 2
cc:       Darrin Ocasio
FirstName LastName